Exhibit (a)(1)(F)

March 30, 2007

Dear Shareholder:

Enclosed for your consideration is an Offer to Purchase dated March 30, 2007 (the “Offer”), relating to the offer by Red Oak Fund, L.P. (“Purchaser”), a Delaware limited partnership, to purchase up to 1,200,000 shares of common stock (the “Shares”) of The Female Health Company, a Wisconsin corporation (“FHCO”), at a price of $2.27 per Share, net to seller (subject to withholding taxes, as applicable), in cash subject to the terms and conditions set forth in the Offer. The description of the Offer in this letter is only a summary and is qualified by all the terms of, and conditions to, the Offer set forth in the enclosed Offer to Purchase, which we encourage you to read.

Since you hold shares of FHCO in “street name,” you can tender your shares only by contacting your broker, dealer, bank or other nominee who holds your FHCO shares and instructing them as to whether you wish for them to tender on your behalf any or all of the Shares held for your account, pursuant to the terms and subject to the conditions of the Offer.

Your attention is directed to the following:
1.	The offer price is $2.27, net to you (subject to withholding taxes, as applicable), in cash, without interest and subject to the terms and conditions set forth in the Offer.
2.

The Offer is being made for up to 1,200,000 Shares. If more than 1,200,000 Shares are tendered, Purchaser will purchase 1,200,000 Shares on a pro-rata basis, subject to adjustment for fractional shares.

3.	The Offer and withdrawal rights will expire at 5:00 p.m., New York Time, on April 30, 2007, unless the Offer is extended.

You may contact Red Oak Capital Partners, LLC, the information agent for this tender offer, at the address and telephone number set forth on the back cover page of the enclosed Offer to Purchase. You may also contact your bank, broker, dealer, bank or other nominee for assistance concerning the Offer.

Very truly yours,

/s/ RED OAK CAPITAL PARTNERS, LLC